Exhibit 99.1

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Total Announces the Jisik Discovery

in the Kurdistan Region of Iraq

Paris, December 1st, 2014 - Located 60 kilometers from the city of Erbil, the Jisik-1 discovery well on the Harir Block was drilled to a depth of 4,511 meters and encountered light oil and gas with condensates intervals in Jurassic and Triassic carbonate reservoirs. Jisik is the second discovery in the Block, following on from the Mirawa-1 discovery, announced by Total on October 30, 2013.

“This success confirms Total’s exploration strategy in Iraq. The ongoing appraisal of the discoveries made on the Harir and Taza Blocks will allow us to identify options for development,” commented Marc Blaizot, Senior Vice President, Exploration at Total. “We are continuing exploration works on the Total-operated Safen and Baranan Blocks, with additional wells planned for 2015.”

The Jisik-1 well encountered light oil of 43 API in a Jurassic carbonate reservoir. The well was tested with flow rates of 6,100 barrels per day of anhydrous oil, without stimulation.

Two other formation tests, both with flows rates of approximately 10-15 million cubic feet per day, confirmed the presence of gas reservoirs together with associated condensate in the Triassic.

Total has a 35% interest in the Harir Block, alongside Marathon Oil (45%, operator) and the Kurdistan Regional Government (20%).

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Total in Iraq

Total has a 22.5% interest in the Halfaya field in Missan province. Phase 1 came on stream in June 2012 with a capacity of 100,000 barrels per day. Phase 2 began production in August 2014, and has since reached an output of 200,000 barrels. The revised contract plateau of 400,000 barrels per day could be reached in 2017.

In addition to its interest in the Harir Block, Total has a 20% interest in the Taza Block, and an 80% operated interest in the Safen and Baranan Blocks in the Kurdistan Region of Iraq.

* * * * *

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry —exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com